UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Snail, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83301J100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83301J100	SCHEDULE 13G	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS Qianrong Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,840,090
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,840,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,090
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based upon 8,157,443 shares of Class A common stock of the Issuer reported to be outstanding as of December 14, 2022 in the Issuer’s Form 10-Q, filed with the SEC on December 15, 2022.

CUSIP No. 83301J100	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Suzhou Ding Rong Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,840,090 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,840,090 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,090 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6% (2)
12	TYPE OF REPORTING PERSON CO

(1) Include 1,840,090 shares of Class A common stock held of record by Qianrong Capital Limited, which is wholly owned by Suzhou Ding Rong Investment Management Limited. Suzhou Ding Rong Investment Management Limited may be deemed to beneficially own the shares held by Qianrong Capital Limited.

(2) Based upon 8,157,443 shares of Class A common stock of the Issuer reported to be outstanding as of December 14, 2022 in the Issuer’s Form 10-Q, filed with the SEC on December 15, 2022.

CUSIP No. 83301J100	SCHEDULE 13G	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Xiaoming Ye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,840,090 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,840,090 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,090 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6% (2)
12	TYPE OF REPORTING PERSON IN

(1) Include 1,840,090 shares of Class A common stock held of record by Qianrong Capital Limited, which is wholly owned by Suzhou Ding Rong Investment Management Limited. Xiaoming Ye is the controlling shareholder and the executive director of Suzhou Ding Rong Investment Management Limited and may be deemed to beneficially own the shares directly held by Qianrong Capital Limited. Xiaoming Ye disclaims the beneficial ownership of any of the shares of the Issuer directly held by Qianrong Capital Limited, except to the extent of her pecuniary interests therein.

(2) Based upon 8,157,443 shares of Class A common stock of the Issuer reported to be outstanding as of December 14, 2022 in the Issuer’s Form 10-Q prospectus, filed with the SEC on December 15, 2022.

CUSIP No. 83301J100	SCHEDULE 13G	Page 4 of 5 Pages

Item 1(a)	Name of Issuer: Snail, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12049 Jefferson Boulevard

Culver City

California 90230

United States of America

Item 2(a)	Name of Persons Filing:

This Schedule 13G is filed jointly by and on behalf of:

1.	Qianrong Capital Limited

2.	Suzhou Ding Rong Investment Management Limited

3.	Xiaoming Ye

Item 2(b)	Address of Principal Business Office or, If None, Residence

The business address of each reporting person is Room 1702, Building 1, No. 9 Cuiwei Street, Moonbay International Center SIP, Suzhou, Jiangsu, PRC.

Item 2(c)	Citizenship

1.	Qianrong Capital Limited: Cayman Islands

2.	Suzhou Ding Rong Investment Management Limited: People’s Republic of China

3.	Xiaoming Ye: People’s Republic of China

Item 2(d)	Title of Class of Securities: Class A common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number: 83301J100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c): Not applicable.

Item 4.	Ownership

The information for each reporting person contained in rows 5-11 of the cover pages and Item 2(a) is incorporated herein by reference.

CUSIP No. 83301J100	SCHEDULE 13G	Page 5 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

Qianrong Capital Limited

	By:	/s/ Xiaoming Ye
	Name:	Xiaoming Ye
	Title:	Director

Suzhou Ding Rong Investment Management Limited

	By:	/s/ Xiaoming Ye
	Name:	Xiaoming Ye
	Title:	Executive Director

Xiaoming Ye

	By:	/s/ Xiaoming Ye

LIST OF EXHIBITS

TO SCHEDULE 13G

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value of $0.0001 per share, of Snail, Inc., a Delaware company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 7, 2023.

Qianrong Capital Limited

By:	/s/ Xiaoming Ye
Name:	Xiaoming Ye
Title:	Director

Suzhou Ding Rong Investment Management Limited

By:	/s/ Xiaoming Ye
Name:	Xiaoming Ye
Title:	Executive Director

Xiaoming Ye

By:	/s/ Xiaoming Ye